UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”), on March 24, 2011 (which, together with this Amendment No. 3, Amendment No. 2 filed on April 8, 2011, Amendment No. 1 filed on March 29, 2011 and any subsequent amendment or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 3 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.
     Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following subsection at the end of such Item:
     “(k) Go-Shop Period.
     Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 5:00 p.m., New York City time, on April 9, 2011 (such period, the “Go Shop Period”) the Company was permitted to, directly or through its representatives: (i) solicit, initiate, encourage, induce and facilitate, whether publicly or otherwise, Acquisition Proposals (as defined in the Merger Agreement) and (ii) enter into, engage in and maintain any discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, in each case subject to the limitations set forth in the Merger Agreement and as more fully described in the Offer to Purchase. The Company was permitted to continue to engage in the solicitation activities described in the previous sentence for up to 15 additional calendar days after April 9, 2011 with an Excluded Party (as defined in the Merger Agreement), subject to terms of the Merger Agreement, including a requirement to provide Parent with written notice on April 9, 2011 identifying each Excluded Party as of such date and a summary of the reasons for the Company Board’s determination that such party constitutes an Excluded Party.
     During the Go-Shop Period, under the direction of the Company Board, Baird contacted 132 potential bidders (including Strategic Company A and Strategic Company B), which consisted of 47 strategic parties and 85 financial parties, to determine their level of interest in exploring an acquisition of the Company. The strategic parties were identified based on the industries in which such parties participate and their financial capability. The financial parties were identified based on the amount of funds under management, prior investment experience in relevant industries, and an ability to consummate a transaction. Those potential bidders who responded favorably were required to execute a confidentiality agreement prior to receiving access to certain confidential information regarding the Company. During the Go-Shop Period, the Company entered into confidentiality agreements with one strategic party and one financial party, and these two parties conducted additional due diligence. No party submitted any inquiry or proposal that specified a price for an acquisition of the Company or otherwise constituted an Acquisition Proposal.
     Because no party submitted a bona fide written Acquisition Proposal during the Go-Shop Period, the Company Board has not determined that any party would be an Excluded Party as defined in the Merger Agreement. As a result, the Go-Shop Period terminated as of 5:00 p.m., New York City time, on April 9, 2011 without any extension. The Company has no further opportunities to extend the length of the Go-Shop Period. The press release announcing the expiration of the Go-Shop Period is attached hereto as Exhibit (a)(1)(I).”
ITEM 9. EXHIBITS
     Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:
     “(a)(1)(I) Press Release issued by the Company on April 11, 2011.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RC2 CORPORATION

Date: April 11, 2011
	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer

4